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Exhibit 99.2

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,652,688.41 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France

379 001 530 R.C.S. LYON

DRAFT RESOLUTIONS SUBMITTED TO THE ORDINARY AND
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
TO BE HELD ON JUNE 22, 2005

- DRAFT RESOLUTIONS WITHIN THE COMPETENCE OF THE ORDINARY GENERAL
SHAREHOLDERS’ MEETING -

FIRST RESOLUTION

The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having taken cognizance of the financial statements for the fiscal year ended on December 31, 2004, and having heard a reading of the Board of Directors’ management report and of the general report of the Statutory Auditor pertaining to said fiscal year, approves, in their entirety, the said financial statements as they have been presented to it, as well as the transactions recorder in such financial statements and reports, which show a loss in the amount of (6,365,947.95) euros.

Accordingly, the General Shareholders’ Meeting grants the Directors full discharge for the performance of their duties during said fiscal year.

Furthermore and in accordance with Section 223 quater of the General Tax Code, the General Shareholders’ Meeting acknowledges that no extravagant expenses or charges as set forth at Section 39-4 of the General Tax Code were incurred during the fiscal year ended December 31, 2004.

SECOND RESOLUTION

After having heard a reading of the Board of Directors’ management report, the General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, decides to allocate the loss for the financial year ended on December 31, 2004, amounting to (6,365,947.95) euros, to the carry forward account, which will then amount to (36,540,291) euros.

It is recalled, pursuant to article 243 bis of the General Tax Code, that no dividend was distributed for the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001.

THIRD RESOLUTION

The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Gérard Soula expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

Gérard Soula has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

FOURTH RESOLUTION

The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Stephen Willard expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

Stephen Willard has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

FIFTH RESOLUTION

The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Raul Cesan expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

Raul Cesan has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

SIXTH RESOLUTION

The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of William Dearstyne expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

William Dearstyne has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

SEVENTH RESOLUTION

The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Michel Greco expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2005.

Michel Greco has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

EIGHTH RESOLUTION

The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Jean Noel Treilles expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

Jean Noel Treilles has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

NINTH RESOLUTION

The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, decides to appoint Mr. James C. Smith as Director for a period of one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

TENTH RESOLUTION

The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, decides to appoint Mr. David Deming as Director for a period of one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

ELEVENTH RESOLUTION

After having heard a reading of the Board of Directors’ management report, the General Shareholders’ Meeting voting under the quorum and majority conditions for ordinary general meetings, decides to allocate to the Board of Directors a maximum aggregate amount of 240,000 euros as annual attendance fees (jetons de presence) for the fiscal year ending December 31, 2005.

The General Shareholders’ Meeting acknowledges that the Board will determine the allocation and payment date of said attendance fees

TWELFTH RESOLUTION

After having heard a reading of the Board of Directors’ management report, and the statutory auditor’s special report regarding the agreements referred to in article L. 225-38 et seq. of the Commercial Code, the General Shareholders’ Meeting voting under the quorum and majority conditions for ordinary general meetings, approves the agreements entered into or previously authorized and which remained into force during the fiscal year ended December 31, 2004, together with the transactions mentioned therein.

- DRAFT RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING -

THIRTEENTH RESOLUTION

After having heard a reading of the Board of Directors’ report and of the Statutory Auditor’s special report acknowledging that the share capital of the Company is fully paid up,

In accordance with the provisions of articles L. 225-138 and L.228-91 et seq. of the Commercial Code , the General Shareholders’ Meeting, voting under the quorum and majority conditions for extraordinary general meetings, decides to proceed with the issuance of 120,000 warrants (BSA) for a subscription price of 0.01 euro each, to be paid up in cash, representing a maximum subscription amount of 1,200 euros which will be registered in a special reserve account labeled “issue premium” which will carry rights for all shareholders.

The General Shareholders’ Meeting decides to cancel the preferential right of subscription attributed to the shareholders by article L. 225-132 of the Commercial Code and to reserve the subscription of these 120,000 warrants (BSA), to the following beneficiaries and in the following proportion:

–	20,000 warrants (BSA) to Mr. Raul Cesan,

–	20,000 warrants (BSA) to Mr. Michel Greco,

–	20,000 warrants (BSA) to Mr. William Dearstyne,

–	20,000 warrants (BSA) to Mr. Jean-Noël Treilles,

–	20,000 warrants (BSA) to Mr. James C. Smith,

–	20,000 warrants (BSA) to Mr. David Deming.

The General Shareholder’s Meeting decides that each warrant (BSA) will give its holder, subject to the terms and conditions set forth hereafter, the right to subscribe to one share of the Company for a subscription price which shall be the market price for the share, in the form of ADS, on the NASDAQ, on the closing of the trades on June 21st 2005, provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting. In this case, the price for the share shall be equal to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting.

The General Shareholders’ Meeting resolves that the shares thus subscribed upon exercise of the warrants (BSA) shall be fully paid up on the date of their subscription, either in cash or by offset of debt in the conditions laid down by law.

The General Shareholders’ Meeting decides to set the dates of opening and closing of the subscription period for these warrants (BSA) as commencing on the day of this General Shareholders’ Meeting and closing on July 31st 2005.

The General Shareholders’ Meeting decides that each warrant (BSA) may be exercised by its holder as from the date of the annual General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005 and within five years from its issuance date, and only if its holder is still a member of the Board of Directors of the Company on the day of such exercise.

If its holder fails to exercise the warrant in whole or in part at the expiry of the above mentioned period, the warrant (BSA) and the attached right to subscribe will lapse automatically.

The General Shareholders’ Meeting decides that, as of, at the issuance date of the warrants (BSA), the Company will be entitled to:

–	conduct any change in its corporate organization,

–	conduct any change in its corporate purpose,

–	change the allocation rule of its profits and to redeem its share capital, subject to the Company taking all the necessary measures to protect the warrants holders pursuant to article L.228-99 of the Commercial Code,

–	issue preferred shares subject to the Company taking all the necessary measures to protect the warrants holders pursuant to article L. 228-99 of the Commercial Code.

The General Shareholders’ Meeting decides that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the warrants’ holders pursuant to the provisions of article L.228-99 of the Commercial Code.

The General Shareholders’ Meeting decides that, in the case of a capital reduction, motivated or not by losses, and conducted through either a decrease of the par value of the shares or a decrease of the number of shares, the warrants holders’ rights will be decreased accordingly as if they had been exercised, before the date when the capital decrease has become final.

The General Shareholders’ Meeting acknowledges that, pursuant to the provisions of article L. 228-103 et seq. of the Commercial Code, the warrants’ holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of article L. 225-98 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company.

The General Shareholders’ Meeting, consequently and in accordance with article L. 225-91 of the Commercial Code, decides the issue of a maximum of 120,000 new ordinary shares of an approximate nominal value of 0.12 euro each to which exercise of warrants (BSA) will give rise, that is, a capital increase of an approximate maximum nominal amount of 14,400 euros, without taking into account, as the case may be, any additional shares that may be issued to protect the interests of the warrants’ holders pursuant to the provisions of article L.228-99 of the Commercial Code.

The General Shareholders’ Meeting decides that the new shares remitted to the subscriber on exercise of the warrant will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their creation,

In accordance with Article L. 225-132 paragraph 6 of the Commercial Code, the decision of the General Shareholders’ Meeting automatically entails the waiver by the shareholders of their preferential rights in respect of the shares which may be issued upon exercise of the warrants (BSA), for the benefit of the holders of the above-mentioned 120,000 warrants (BSA), namely Messrs. Cesan, Greco, Dearstyne, Treilles, Smith and Deming.

The General Shareholder’s Meeting decides to grant the Board of Directors with all necessary powers to implement this decision under the terms and conditions set by the present resolution and by law, and in particular:

–	to issue the warrants (BSA), fix the issue price of the shares to be subscribed upon exercise of the warrants (BSA), the dates, periods and conditions of subscription and final details of the issue within the limits laid down by this general meeting of shareholders, to allocate the issue premium,

–	close the subscription period early or extend its date, if required,

–	to gather the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA),

–	to record the number of shares issued on exercise of the warrants (BSA) and carry out any formalities resulting from the corresponding increases in share capital and make the corresponding amendments to the bylaws,

–	to take any action required to ensure the protection of the warrant holder in the event of financial operations relating to the Company, in accordance with the legal and regulatory provisions in force, and generally, to take any action and carry out any formality which is useful in respect of this issue.

FOURTEENTH RESOLUTION

After having heard a reading of the Board of Directors’ report and of the Statutory Auditor’s special report acknowledging that the share capital of the Company is fully paid up,

In accordance with the provisions of articles L. 225-138 and L.228-91 et seq. of the Commercial Code , the General Shareholders’ Meeting, voting under the quorum and majority conditions for extraordinary general meetings, decides to proceed with the issuance of 80,000 warrants (BSA) for a subscription price of 0.01 euro each, to be paid up in cash, representing a maximum subscription amount of 800 euros which will be registered in a special reserve account labeled “issue premium” which will carry rights for all shareholders.

The General Shareholders’ Meeting decides to cancel the preferential right of subscription attributed to the shareholders by article L. 225-132 of the Commercial Code and to reserve the subscription of these 80,000 warrants (BSA), to the following beneficiaries and in the following proportion:

–	40,000 warrants (BSA) to Mr. James C. Smith,

–	40,000 warrants (BSA) to Mr. David Deming.

The General Shareholder’s Meeting decides that each warrant (BSA) will give its holder, subject to the terms and conditions set forth hereafter, the right to subscribe to one share of the Company for a subscription price which shall be the market price for the share, in the form of ADS, on the NASDAQ, on the closing of the trades on June 21st 2005, provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting. In this case, the price for the share shall be equal to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting.

The General Shareholders’ Meeting resolves that the shares thus subscribed upon exercise of the warrants (BSA) shall be fully paid up on the date of their subscription, either in cash or by offset of debt in the conditions laid down by law.

The General Shareholders’ Meeting decides to set the dates of opening and closing of the subscription period for these warrants (BSA) as commencing on the day of this General Shareholders’ Meeting and closing on July 31st 2005.

The General Shareholders’ Meeting decides that each warrant (BSA) may be exercised by its holder as from the date of the annual General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005 and only if its holder is still a member of the Board of Directors of the Company on the day of such exercise.

The warrants (BSA) may be exercised, in whole or in part, in accordance with the following schedule:

–	up to 25% as from the date of the annual General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005,

–	then, the balance, up to additional 25 % per year for each year expired as from the starting date mentioned above, and

–	within 5 years from the issuance date.

If its holder fails to exercise the warrant in whole or in part at the expiry of the above mentioned period, the warrant (BSA) and the attached right to subscribe will lapse automatically.

The General Shareholders’ Meeting decides that, as of, at the issuance date of the warrants (BSA), the Company will be entitled to:

–	conduct any change in its corporate organization,

–	conduct any change in its corporate purpose,

–	change the allocation rule of its profits and to redeem its share capital, subject to the Company taking all the necessary measures to protect the warrants holders pursuant to article L.228-99 of the Commercial Code,

–	issue preferred shares subject to the Company taking all the necessary measures to protect the warrants holders pursuant to article L. 228-99 of the Commercial Code.

The General Shareholders’ Meeting decides that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the warrants’ holders pursuant to the provisions of article L.228-99 of the Commercial Code.

The General Shareholders’ Meeting decides that, in the case of a capital reduction, motivated or not by losses, and conducted through either a decrease of the par value of the shares or a decrease of the number of shares, the warrants holders’ rights will be decreased accordingly as if they had been exercised, before the date when the capital decrease has become final.

The General Shareholders’ Meeting acknowledges that, pursuant to the provisions of article L. 228-103 et seq. of the Commercial Code, the warrants’ holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of article L. 225-98 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company.

The General Shareholders’ Meeting, consequently and in accordance with article L. 225-91 of the Commercial Code, decides the issue of a maximum of 80,000 new ordinary shares of an approximate nominal value of 0.12 euro each to which exercise of warrants (BSA) will give rise, that is, a capital increase of an approximate maximum nominal amount of 9,600 euros, without taking into account, as the case may be, any additional shares that may be issued to protect the interests of the warrants’ holders pursuant to the provisions of article L.228-99 of the Commercial Code.

The General Shareholders’ Meeting decides that the new shares remitted to the subscriber on exercise of the warrant will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their creation,

In accordance with Article L. 225-132 paragraph 6 of the Commercial Code, the decision of the General Shareholders’ Meeting automatically entails the waiver by the shareholders of their preferential rights in respect of the shares which may be issued upon exercise of the warrants (BSA), for the benefit of the holders of the above-mentioned 80,000 warrants (BSA), namely Mr. Smith and Mr. Deming.

The General Shareholder’s Meeting decides to grant the Board of Directors with all necessary powers to implement this decision under the terms and conditions set by the present resolution and by law, and in particular:

–	to issue the warrants (BSA), fix the issue price of the shares to be subscribed upon exercise of the warrants (BSA), the dates, periods and conditions of subscription and final details of the issue within the limits laid down by this general meeting of shareholders, to allocate the issue premium,

–	close the subscription period early or extend its date, if required,

–	to gather the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA),

–	to record the number of shares issued on exercise of the warrants (BSA) and carry out any formalities resulting from the corresponding increases in share capital and make the corresponding amendments to the bylaws,

–	to take any action required to ensure the protection of the warrant holder in the event of financial operations relating to the Company, in accordance with the legal and regulatory provisions in force, and generally, to take any action and carry out any formality which is useful in respect of this issue.

FIFTEENTH RESOLUTION

The General Shareholders’ Meeting, after having heard a reading of the Board of Directors’ report and of the special report of the Statutory Auditors’, voting under the quorum and majority conditions for extraordinary general meetings, and in accordance with the provisions of Articles L. 225-129-6 and L. 225-138-1 of the Commercial Code and Article L. 443-5 et seq.of the Labor Code, authorizes the Board of Directors and delegates to it the powers necessary to increase the share capital, in one or several times, in a maximum nominal amount of 1% of the Company’s share capital, by the issuance of new shares at par value to be paid in cash and reserved to the Company’s employees having subscribed to a company savings plan.

The General Shareholders’ Meeting decides to cancel, in favor of those employees, the preferential subscription rights of the shareholders to the shares to be issued for cash under this resolution.

This authorization is granted for a term of 26 months years starting form the date of this as of the day of this General Shareholders’ Meeting.

The General Shareholders’ Meeting decides that the subscription price per share for the shares issued, shall be determined by the Board of Directors in accordance with Article L. 443-5 of the Labor Code, under the supervision of the statutory auditor.

The General Shareholders’ Meeting decides to grant the Board of Directors with all powers necessary to implement this resolution in accordance with applicable laws and regulations, and subject to the limitations and conditions specified above, and in particular to:

–	increase the share capital in a maximum nominal amount of 1% of the share capital, as of December 31, 2004,i i.e., 26,526.41 euros, at its sole discretion and in one or several times, by way of the issuance of new shares at their par value, which will have to be fully paid-up upon subscription,

–	set the amount of the subscription price, in accordance with the conditions set forth at in article L. 443-5 of the Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to article L. 225-138 of the Commercial Code,

–	set the dates of commencement and close of subscriptions,

–	inform the Company’s employees, close the subscriptions in advance once all of the new shares have been subscribed,

–	receive the payments, deposit the funds in accordance with the law, and generally, amend the bylaws accordingly, take any action and carry out any formality which is useful in respect of this issue.

SIXTEENTH RESOLUTION

The General Shareholders’ Meeting, voting under the quorum and majority conditions for extraordinary general meetings,

acknowledging that, pursuant to Articles L. 225-121, L. 225-105 and L. 225-129-6 of the Commercial Code, the deliberation relating to the twelfth and fourteenth resolutions of the Extraordinary General Shareholders’ Meeting held on June 22, 2004 may result in the voidability of the capital increase decision made in the course of that General Shareholders’ Meeting, decides, pursuant to Articles L. 235-3 and L. 235-4 of the Commercial Code, and in accordance with Article L. 225-129-6 of the Commercial Code, that the proposal made to the present Shareholders’ Meeting to vote on the fifteenth resolution above (i) entails, on the one hand, the regularization of the decisions made by the combined General Shareholders’ Meeting held on June 22, 2004 pursuant to its twelfth and fourteenth resolutions, which decided one capital increase, and (ii) on the other hand, discharges the obligations imposed by Article L. 225-129-6 of the Commercial Code with regard to the capital increases listed on the agenda of the present meeting, pursuant to its thirteenth and fourteenth resolutions.

SEVENTEENTH RESOLUTION

The General Shareholders’ Meeting grants a power of attorney to the bearer of an original, an excerpt or a copy hereof, in order to effect all publication, filing and other formalities required by law.

- DRAFT RESOLUTIONS PROPOSED BY OSCAR S. SCHAFER & PARTNERS I LP, OSCAR S. SCHAFER & PARTNERS
II LP AND O.S.S OVERSEAS FUND Ltd TO THE GENERAL SHAREHOLDERS’ MEETING AND NOT APPROVED BY THE
BOARD OF DIRECTORS -

EIGHTEENTH RESOLUTION

Subject to the approval of any resolution proposed by the Board of Directors proposing either (1) the renewal of the offices of Messrs. Gérard Soula, Stephen Willard, Raul Cesan, William Dearstyne, Michel Greco, and Jean-Nöel Treilles, as directors, or (2) the election of any other persons as directors, the Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, decides, pursuant to article L. 225-105 of the Code de commerce, to remove and replace all such directors.

NINETEENTH RESOLUTION

The Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, decides, pursuant to article L. 225-18 of the Code de commerce and Article 13 of the Bylaws (statuts) of Flamel Technologies SA, to elect Mr. Cornelis Boonstra as a director of Flamel Technologies

SA for a one-year term to expire at the end of the Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

TWENTIETH RESOLUTION

The Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, decides, pursuant to article L. 225-18 of the Code de commerce and Article 13 of the Bylaws (statuts) of Flamel Technologies SA, to elect Mr. Randy H. Thurman as a director of Flamel Technologies SA for a one-year term to expire at the end of the Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

TWENTY-FIRST RESOLUTION

The Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, decides, pursuant to article L. 225-18 of the Code de commerce and Article 13 of the Bylaws (statuts) of Flamel Technologies SA, to elect Mr. Elie Vannier as a director of Flamel Technologies SA for a one-year term to expire at the end of the Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.